Mail Stop 4561

August 2, 2006

Mr. Robert J. Ambrosi
Chairman and President
ARC Corporate Realty Trust, Inc.
1401 Broad Street
Clifton, NJ 07013

      Re: ARC Corporate Realty Trust, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 1, 2006
                Form 10-Q for Fiscal Quarter Ended March 31, 2006
                Filed May 10, 2006
                File No. 0-50727

Dear Mr. Ambrosi:

We have reviewed your response letters dated July 25, 2006 and July 27, 2006 and have the following additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 5. Investment in Triangle Plaza II, page 49

1.   We have reviewed your response to comment 1 from our letter dated July 19, 2006. Please tell us how you considered your inability to obtain financial information of Triangle in evaluating your continued basis for using the equity method to account for this investment. Specifically, please tell us how you considered this fact and any other facts in determining whether they constitute evidence to the contrary that you have the ability to exercise significant influence over Triangle. Refer to paragraph 17 of APB 18.

2.   Notwithstanding comment 1, please tell us your accounting basis for continuing to report equity in earnings of Triangle based on estimates in light of the guidance in paragraph 19(g) of APB 18. Specifically, tell us how you considered the possibility that there may be information, in addition to that available to you as disclosed in your response to prior comment 1, of which you are not aware but which would have an impact on the financial statements of Triangle. In addition, please explain your statement that, "The Company has no obligation to pay any

operating expenses of the property due to the triple net nature of the leases, under which all operating expenses are paid by tenants," in light of the fact that the summary financial information of Triangle reported by you includes operating expenses that represent between 20% to 25% of revenues.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief